February 26, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Burr

Re:	Live Oak Mobility Acquisition Corp.

Registration Statement on Form S-1

Filed January 27, 2021, as amended

File No. 333-252453

Dear Sir or Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), each of the undersigned hereby joins in the request of Live Oak Mobility Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective on March 1, 2021 at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that approximately 575 copies of the Preliminary Prospectus dated February 24, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

Each of the undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

JEFFERIES LLC as Representative of the Several Underwriters

By:	/S/ SCOTT M. SKIDMORE
Name: Scott M. Skidmore
Title: Managing Director

BofA SECURITIES, INC. as Representative of the Several Underwriters

By:	/S/ MICHAEL LILOIA
Name: Michael Liloia
Title: Director